Filed by Calyxt, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Calyxt, Inc.

Commission File No.: 001-38161

On March 7, 2023, the following article, authored by Rory Riggs and Jim Radtke, was published in Germination, which is a part of SeedWorld Media:

GIANT VIEWS

WHEN IT COMES TO GENE EDITING,

YOU AIN’T SEEN NOTHING YET

Rory Riggs, CEO, Cibus Jim Radtke, Senior VP Product Development, Cibus

FROM A FARMER’S POINT point of view, gene editing technology can be a game-changer in agriculture. The use of gene editing in canola is particularly significant, as it is a major crop in Canada.

With the introduction of gene-edited canola varieties that have traits like pod shatter resistance, farmers can increase their yields and reduce crop losses, which can translate to higher profits. Gene editing can reduce the need for chemical pesticides and fertilizers, which can be costly and harmful to the environment as well as being increasingly limited globally.

Efforts are being made to promote understanding among the public of the safety of gene editing technology and its potential benefits, while also ensuring that appropriate regulatory frameworks are in place to manage its use. We must communicate clearly what gene editing technology is and what it is not, and to distinguish it from other technologies like GM.

Organizations like Cibus are taking a leadership role in establishing quality assurance standards for gene editing technology. The fact that this technology can produce complex traits that are indistinguishable from those that occur in nature is a core point to emphasize when discussing gene editing with regulators. As stewards of these technologies, our mission is to ensure that there are processes that lead to proper standards for each trait developed.

Gene editing technology is about to show us some truly amazing things that people can’t yet imagine. People generally don’t like the word “industrialization”, but it’s really the only word to accurately describe the scale and speed of change that is possible and is going to happen with these new technologies.

Those technologies are accelerating breeding to meaningfully address in real time the challenges to farming productivity caused by the changing environment, and it’s going to happen without that problematic acronym “GMO” being involved. That’s key, both from a public relations and time-to-market standpoint.

The new gene editing technologies are going to be extensions of the breeding programs of the major seed companies. They provide an important tool in accelerating seed innovation to meet our food supply challenges. An important example is something Cibus calls the Trait Machine — a proprietary optimized end-to-end semi-automatic gene editing process which enables Cibus to edit different traits directly into the most elite material from its various breeding partners.

In addition, with gene editing we can edit complex or multiple traits at the same time, which offers greater flexibility and choice for customers. This is a real paradigm shift in trait development.

Cibus’ proposed merger with Calyxt is also an important step in that direction as it brings together some of the core technologies in gene editing to accelerate these efforts in two key applications in our industry — the first being the creation of productivity traits, which address the sustainability of farming by increasing crop yields and reducing inputs such as fungicides, herbicides, pesticides, and fertilizers. The second is renewable low-carbon ingredients; gene editing is a key tool in the development of sustainable products that can replace fossil fuel-based ingredients.

This is shaping up to be an important year for the regulations covering gene editing, with the European Commission and many other countries reviewing their laws for regulating certain new genomic techniques. The U.K. is on course to introduce new laws broadly consistent with those from a growing list of important trading nations (the United States, Canada, Argentina, Brazil and Japan) to view the traits from new gene editing technologies similarly to traits from conventional breeding.

Like the song says, you ain’t seen nothing yet when it comes to the plant breeding of the future. We’re all lucky to be alive at a time like now to see a new era of plant breeding and farming ushered in.

56 GERMINATION.CA MARCH 2023

Cautionary Statement Regarding Forward-Looking Statements

The information included in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of present or historical fact included herein, regarding the transactions, the ability of the parties to the merger agreement to consummate the transactions, the benefits of the transactions, the combined company’s future performance following the transactions, and the potential for global regulatory developments, as well as Calyxt’s, Cibus’ and the combined company’s respective strategies, future operations, financial positions, prospects and plans as well as the objectives of management are forward-looking statements. Words such as “expects,” “continues,” “may,” “will,” “approximately,” “intends,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on the current expectations and assumptions of Cibus’ and Calyxt’s management about future events and are based on currently available information as to the outcome and timing of future events. Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Calyxt and Cibus. These risks include, but are not limited to, (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transactions in a timely manner or at all, (ii) uncertainties as to the timing of the consummation of the proposed transactions, (iii) risks related to Calyxt’s capital resources and the ability of Calyxt and Cibus, respectively, to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transactions, (iv) risks related to Calyxt’s continued listing on the Nasdaq Capital Market until closing of the proposed transactions, (v) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results; (vi) uncertainties regarding the impact that any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (vii) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (viii) the possible effect of the announcement, pendency or completion of the merger on Calyxt’s or Cibus’ business relationships, operating results and business generally; (ix) risks related to unexpected costs related to the merger; (x) the potential for, and uncertainty associated with the outcome of, any legal proceedings that may be instituted against Calyxt or Cibus or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; (xi) risks associated with the ability of Calyxt and Cibus to protect their respective intellectual property rights; (xii) the potential impact of competitive responses to the proposed transactions and changes in expected or existing competition; (xiii) the possibility that Calyxt, Cibus or the combined company may be adversely affected by other economic, business, or competitive factors; (xiv) risks associated with the loss of key employees of Calyxt or Cibus; (xv) risks associated with changes in applicable laws or regulations and the potential impact of such changes on Calyxt’s, Cibus’ or the combined company’s ability to advance product development and commercialization; and (xvi) other risks and uncertainties identified from time to time in documents filed or to be filed with the Securities and Exchange Commission (the “SEC”) by Calyxt or the combined company, including those discussed in the “Risk Factors” section of Calyxt’s Annual Report on Form 10-K/A, which was filed with the SEC on March 3, 2023. Should one or more of the risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. In addition, the forward-looking statements included in this communication represent Calyxt’s and Cibus’ views as of the date hereof. Calyxt and Cibus anticipate that subsequent events and developments will cause the respective company’s views to change. Calyxt and Cibus specifically disclaim any obligation to update such forward-looking statements in the future, except as required under applicable law. These forward-looking statements should not be relied upon as representing Calyxt’s or Cibus’ views as of any date subsequent to the date hereof.

Important Additional Information

In connection with the proposed transactions, Calyxt has filed materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”), which includes a proxy statement of Calyxt for the stockholders of Calyxt and that will serve as a prospectus of Calyxt and an information statement of Cibus, and other documents relating to the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALYXT, CIBUS AND THE PROPOSED TRANSACTIONS. After the Form S-4 is declared effective, the definitive proxy statement included in the Form S-4 will be mailed to Calyxt stockholders as of a record date to be established for voting on the matters to be considered at the Calyxt special meeting of stockholders being held in connection with the transactions. The Form S-4, the proxy statement/prospectus included therein, and other materials filed by Calyxt with the SEC may be obtained free of charge from the SEC’s website (www.sec.gov) or from Calyxt by directing a request to: Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113.

Participants in the Solicitation

Calyxt, Cibus and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Calyxt is set forth in Calyxt’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023, and its definitive proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on April 19, 2022.

Other information regarding persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation and a description of their interests in the transaction, by security holdings or otherwise, are included in the proxy statement/prospectus included in the Form S-4 and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Calyxt or the SEC’s website, as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Calyxt, Cibus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.